FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: March 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 13,1998			NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary


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For immediate release

Trading Symbol:	NCT                   Contact:  John Sadler
Exchange Listings: Toronto                       Senior Vice President
                   Montreal                      Corporate Affairs
                   New York                     (416) 594-2400

Newcourt Capital arranges US$300 million to finance
New Jersey regional electronic toll system
Unique structure means no public funds required

New York, New York, March 13, 1998 - Newcourt Capital today announced that it has arranged US$300 million of financing to install and operate a state-of-the-art electronic tolling system and fiber-optic telecommunication network for four New Jersey-area transportation agencies and the Delaware Department of Transportation.

MFS Network Technologies, a subsidiary of WorldCom, is the lead contractor on the project. Newcourt Capital is the financing partner to the MFS team that was awarded the contract and is the lead underwriter and arranger of the US$300 million financing required to cover the system's installation and initial operating costs.

"We worked closely with the MFS team, the New Jersey Regional Consortium and our funding partners to put together a unique structure that met the needs of all parties in these complex negotiations," said Han Derksen, a Director of Newcourt Capital's Global Project Finance Group. "The US$300 million is off-balance sheet to all parties involved and meets the conditions of the MFS contract award of 'no money down and no payments for eight years'. The project is designed to be self-funding meaning the Consortium will not be required to put up any public money for the project."

In a press statement released by the New Jersey Department of Transportation, Governor Christie Whitman was quoted as saying, "this agreement represents the largest, most innovative transportation procurement in the world. It is a unique public-private partnership that advances our goal of a seamless, regional electronic toll system that will unify the northeast under one integrated system. It also means that Garden State motorists will soon be able to reap the benefits of advanced technology at no cost to the taxpayers."

"The financing plan for the program represents 21st century thinking for 21st century technology," according to Edward Gross, Executive Director of the New Jersey Turnpike Authority, the lead agency in the consortium. "Working together we have structured a financing plan that delivers a state-of-the art regional ETC system which is projected to be paid in full through project revenue. That has never been done before in the United States and it is a significant achievement."

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Newcourt structured and arranged the privately placed institutional financing in the form of US$150 million fixed rate bonds and US$150 million variable rate bonds. Newcourt's syndication partners include three major U.S. life insurance companies and a foreign bank.

The financing will be serviced and repaid through fining motorists who exit toll lanes without paying and through sales of excess capacity on the fiber-optic network. MFS Network Technologies will market the surplus capacity on the fiber-optic system to other users.

"This is the largest and most innovative procurement of its type in the world - a massive public infrastructure project designed to be self-funding through the project's new revenue sources. The financing provided by Newcourt was required to initiate the project and carry it until these new revenue streams kick-in - obviously playing a vital role in our ability to complete the transaction," said Kevin P. Moersch, President & CEO of MFS Network Technologies.

"This project is an example of the complex tailored solutions on which Newcourt Capital has built its reputation," said David McKerroll, President of Newcourt Capital. "We expect that this project will lead to many more financing opportunities building on our strong relationships with both our funding partners and MFS."

MFS Network Technologies, a WorldCom company, is a leading systems integrator and project developer for large, facilities-based communications networks and Intelligent Transportation Systems (ITS). One of the primary subcontractors to MFS for the project will be the Chase Manhattan Bank of New York, who will operate the regional customer service center designed to collect, process and remit E-Zpass toll payments and market the service through a subcontract with MFS.

The New Jersey Regional Consortium consists of the New Jersey Turnpike Authority, the New Jersey Highway Authority (Garden State Parkway), the South Jersey Transportation Authority (Atlantic City Expressway), The Port Authority of NY/NJ and the Delaware Department of Transportation (DelDOT).

Newcourt Capital as a leader in corporate finance providing specialized asset-based financing to the corporate, government and institutional markets for capital acquisitions and infrastructure development.
Together with Newcourt Financial and Newcourt Services, it forms
Newcourt Credit Group, one of the world's leading sources of asset-based financing with owned and managed assets of $31.2 billion (US$21.8 billion) and a global distribution capability in 24 countries.


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
For immediate release

Trading Symbol: NCT                   Contact: Newcourt Credit Group
Exchange Listings: Toronto                     John Sadler
                   Montreal                    (416) 594-2400
                   New York
                                               Lucent Technologies
                                               Mitch Montagna
                                               (908) 953-5707



Newcourt signs expanded vendor financing arrangement with Lucent Technologies

Toronto, Canada, March 11, 1998 -Newcourt Credit Group today announced that it has signed a new five-year agreement with Lucent Technologies to expand the global financing program established to serve Lucent's
business systems customers.   Worldwide financing volume, as a result of
this new arrangement, may reach US$1 billion (C$1.4b) in 1998.

The new agreement follows Newcourt's recent acquisition of AT&T Capital
Corporation.   AT&T Capital has been Lucent's preferred provider of
equipment financing for business customers primarily in the United
States since 1996.   The new arrangement replaces the current agreement
and is in effect until Sept. 30, 2002.

Under terms of the agreement, a new organization, using the name Lucent Technologies Product Finance (LTPF), will be formed at Newcourt and dedicated to meeting the financing needs of Lucent's business customers. As global manager for LTPF, Newcourt will have the opportunity to provide leasing services to Lucent's business customers worldwide. LTPF also will work with third parties to provide the services when appropriate. In cases where Newcourt provides the financing, Newcourt will have authority for all credit decisions.

"With this break-through agreement, our company's solid relationship with Lucent not only continues, but is strengthened and expanded," said Bradley D. Nullmeyer, President of Newcourt Financial, Newcourt's commercial finance business. "Going forward Newcourt will have the opportunity to provide Lucent, directly or indirectly, with vendor financing support in each of the countries where Lucent does business," noted Tim Hammill, Chairman of Lucent Technologies Product Finance.

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"As we've demonstrated in other ventures, Newcourt can develop innovative programs that meet the demanding global financial needs of our vendors," added Nullmeyer. "With our new aligned interests in place, LTPF can realize significant long term growth and better serve customers," added Hammill.

"Equipment financing is important to many of our customers," said Susan Loughridge, international vice president, Global Leasing Services, Lucent Technologies. "With a new organization dedicated to meeting customers' financing needs, we can bring even greater focus and expertise to serving those customers."

The arrangement includes specific financial and service performance levels tied to compensation and a single point of contact for customers.

Lucent Technologies, headquartered in Murray Hill, N.J., designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronics components. Bell Laboratories is the research and development arm of the company. For more information about Lucent Technologies, visit its web site at http://www.lucent.com.

The combination of Newcourt Credit Group and AT&T Capital has created one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$21.8 billion (C$31.2b) and a global distribution capability in 24 countries.


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